EXHIBIT 2

October 17, 2012

Mr. F. Claire Hughes, Jr., Chairman
Mr. Ronald Anderson, President and CEO
Malvern Bancorp, Inc.
42 East Lancaster Avenue
Paoli, PA 19301

Dear Sirs:

First, congratulations on unlocking shareholder value by getting rid of the outdated MHC structure.  Our firm has been a large shareholder of Malvern Federal Bancorp, Inc. (“Malvern Federal”) and was supportive of the “second step.”  As a result of the reorganization, our firm is now a large shareholder of Malvern Bancorp, Inc. (“Malvern”).

As you may know, PL Capital feels strongly about protecting the rights of shareholders, while recognizing a company’s legitimate need to provide reasonable protections and procedures in its corporate governance documents.

We were therefore keenly interested in the corporate governance provisions submitted to Malvern Federal’s shareholders for their vote, in conjunction with the plan of conversion and reorganization.  Shareholders were asked to vote on several informational proposals regarding provisions in the Articles of Incorporation and By-Laws of Malvern, in addition to a vote on the plan of conversion.  On October 3, 2012 Malvern Federal issued a Form 8-K which summarized the results of the special shareholder meeting held on October 2, 2012.

While we understand that Malvern Federal Mutual Holding Company (the “MHC”) has the requisite majority voting power to dictate the approval of these corporate governance proposals all by itself, and the proposals are informational only (with the changes already having been made in Malvern’s articles and by-laws without prior shareholder approval), we strongly believe you and the Company’s board of directors should only implement proposals approved by a majority of shareholders excluding the MHC.  Why exclude the MHC?  For one, the MHC is not a disinterested party because it is controlled by identical board members (to our knowledge) as Malvern Federal, Malvern and the Bank.  Second, the MHC is not accountable in any meaningful way to any outside shareholders or depositors.  Third, the MHC will no longer exist after the reorganization, so it should not dictate what the shareholders of Malvern will have to live with.  Fourth, being legally able to do something does not mean it is the right thing to do.

The vote count from the special meeting is shown below.  Clearly, an informed shareholder base understood exactly what they were voting FOR, or AGAINST, as evidenced by the dramatic difference between the votes FOR the plan of conversion and AGAINST the corporate governance proposals.

Item	Summary Description	“FOR” (incl. MHC)	“FOR” (ex-MHC) (1)	“AGAINST”	“ABSTAIN”
1	Plan of conversion	5,449,308	2,065,433 (99.3%)	12,242 (0.6%)	1,793 (0.1%)
2a.	Increase authorized common shares to 50 mil and 10 mil preferred shares	4,365,152	981,277 (47.2%)	1,096,459 (52.7%)	1,732 (0.1%)
2b.	Super-majority (75%) shareholder vote for business combinations	4,319,996	936,121 (45.0%)	1,139,064 (54.8%)	4,283 (0.2%)
2c.	Super-majority shareholder vote (75%) for certain articles and by-laws dealing with election of directors and other areas	4,306,403	922,528 (44.4%)	1,152,657 (55.4%)	4,283 (0.2%)
2d.	Vote sterilization on shares owned in excess of 10%	4,238,918	2,065,433 (41.1%)	1,219,230 (58.6%)	5,194 (0.2%)

(1)	Excludes 3,383,875 shares owned as of 8/10/12 by Malvern Federal Mutual Holding Company (the “MHC”) as disclosed in Malvern Federal Bancorp, Inc.’s Form 10-Q filed 8/13/12

The result is that outside shareholders clearly voted AGAINST the adoption of these corporate governance provisions and we strongly recommend that the applicable provisions be removed from the by-laws and articles of the Company and replaced with provisions that are more equitable to shareholders.  At a minimum, if the board refuses to adopt more equitable provisions on its own, the current provisions should be resubmitted to Malvern shareholders at the next shareholder meeting.  If the majority of Malvern shareholders vote to approve these provisions at a subsequent shareholder meeting, we will accept the vote.

If the board of Malvern does not do this, we can only assume that the board is opposed to fair and reasonable corporate governance provisions, and we will therefore seriously consider actively opposing any benefit plans submitted in the future to shareholders for approval.

Please feel free to contact either one of us at any time.

Sincerely,

/s/ Richard Lashley	/s/ John Palmer
Richard Lashley	John Palmer
Principal	Principal